Ellenoff Grossman & Schole LLP

Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY 10017
Telephone: (212) 370-1300
Facsimile: (212) 370-7889
www.egsllp.com

March 22, 2010

Via E-Mail
Mr. Michael Clampitt
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street
Washington, DC 20549

Re: **57th Street General Acquisition Corp.**
Amendment No. 1 to Registration Statement on Form S-l
Filed December 22, 2009
File No. 333-163134

Dear Mr. Clampitt:

As we discussed with the Staff at our meeting on Monday, March 15, 2010, 57th Street General Acquisition Corporation ("57th Street") is proposing to improve the process for consummating the SPAC business combination by eliminating the structural requirement for a stockholder vote and the related filing with the Commission of a proxy statement describing the business combination and instead providing disclosure to its public stockholders describing the business combination through the filing of tender offer documents. This approach differs from the structure described in the above-referenced registration statement filing. We have prepared this memorandum at the Staff's request in order to describe our proposal in greater detail for the Staff's further review and consideration.

Summary of Proposed Structure

As set forth in more detail below, 57th Street proposes the following alterations to the structure described in our existing filing: (i) voluntarily registering 57th Street's common stock under Section 12 of the Exchange Act; (ii) after announcing a proposed business

combination, conducting a tender offer pursuant to Rule 13e-4 of the Exchange Act to allow its stockholders to redeem their shares of common stock of 57th Street, conditioned upon (among other things) the closing of the business combination; (iii) as part of its tender offer documents, providing 57th Street's stockholders with all the information concerning the business combination and the target business that would otherwise be required if it were filing a Schedule 14A proxy statement; and (iv) undertaking not to close the proposed transaction until the Staff has cleared 57th Street's Schedule TO filing of any further comments and to keep the tender offer open for the period of time necessary to comply with applicable securities law requirements.

Registration of Common Stock under Section 12 of the Exchange Act

Upon the consummation of its initial public offering, 57th Street, a corporation which would otherwise be required to file periodic reports under Section 15(d) of the Exchange Act, would voluntarily register its securities under Section 12 of the Exchange Act through the filing of a Form 8-A. Accordingly, 57th Street would become subject to the rules and regulations promulgated under the Exchange Act, including but not limited to, complying with Rule 13e-4 in connection with any applicable offers to purchase outstanding shares of its securities, and to further require 57th Street to file annual and periodic reports on a continuing basis. 57th Street further notes that it has no current intention of filing a Form 15 to suspend its reporting or other obligations upon the consummation of a business combination; this approach is consistent with that of previous SPACs, as part of a SPAC's appeal to a target company is that it provides the target with the benefits of a public reporting company, including the liquidity of publicly tradable shares and access to capital markets.

Tender Offer

57th Street does not intend to structurally impose upon itself a requirement to provide its stockholders the opportunity to vote upon a proposed business combination. As we discussed, 57th Street believes that the vote held by many traditional SPACs:

- does not itself protect investors, who are only concerned about being afforded the opportunity to redeem their shares for a pro rata portion of the trust account after receiving disclosure concerning the business combination and the target business;

- delays unnecessarily the process of consummating a business combination, adds to market risk and increases costs, all of which are viewed disfavorably by potential target businesses; and

- has historically been exploited by some stockholders for their personal benefit.

Instead, following the announcement of 57th Street's proposed business combination, 57th Street will institute an issuer self tender offer pursuant to Rule 13e-4 of the Exchange Act, and file a Schedule TO in connection therewith. Pursuant to the

tender offer, 57th Street will offer to redeem the shares of common stock sold in its IPO (the "IPO Shares")[1] for a pro rata portion of the trust account. It will be a condition to the closing of the tender offer that no more than 88% of the IPO Shares are tendered, so that 57th Street will not be subject to the Penny Stock Reform Act of 1990 and the rules promulgated thereunder. Consistent with many existing SPACs, it also will be a condition that no stockholder (together with its affiliates and persons acting in concert) will be able to tender more than 9.9% of the IPO Shares. As part of its tender offer materials, 57th Street would provide its stockholders with all the information concerning the business combination and the target business that would be otherwise be required if it were filing a Schedule 14A proxy statement. More particularly, 57th Street would propose to provide the following disclosure within its tender offer documents:

Proxy Disclosure (Schedule 14A)	**57th Street Proposed Disclosure**
Item 1—Date, time and place information	Not applicable to 57th Street, as there is no vote. However, 57th Street intends to provide date and time information regarding mechanical components of redemption within the TO framework.
Item 2—Revocability of proxy—does the person giving the proxy have the power to revoke it.	57th Street intends to provide information and procedural components regarding the revocability of redemption rights within the TO framework, i.e. withdrawal rights. As noted in the IPO registration statement, redeeming stockholders have the ability to withdraw their request for redemption and would have the same ability under the proposed tender offer.
Item 3—Dissenters' right of appraisal.	No similar right. If holder exercises redemption, they opt-out of business combination and receive a pre-determined per share amount, which will be held in a trust account pending the business combination or 57th Street's liquidation.
Item 4—Persons making the solicitation.	57th Street will provide comparable disclosure
Item 5—Interest of Certain Persons in Matters to be Acted Upon	57th Street proposes to provide all applicable disclosure
Item 6—Voting Securities and Principal Holders Thereof	Not applicable
Item 7—Directors and Executive Officers	57th Street will provide
Item 8—Compensation of Directors and Executive Officers	57th Street will provide
Item 9—Independent Public	If applicable, 57th Street will provide

[1] 57th Street notes the "all holders" provision of 13e-4(f)(8)(i) requires tender offers to be open to all holders of the class of equity securities subject to the tender offer. While this provision will require the tender offer to be open to the 57th Street insiders/sponsor, 57th Street expects that its insiders/sponsor will agree not to tender their insider shares in the tender offer.

Accountants	
Item 10—Compensation Plans	If applicable, 57th Street will provide
Item 11—Authorization or Issuance of Securities Otherwise than for Exchange	57th Street will provide applicable disclosure
Item 12—Modification or Exchange of Securities	If applicable, 57th Street will provide
Item 13—Financial and Other Information	57th Street will provide all applicable disclosure
Item 14—Mergers, Consolidations, Acquisitions and Similar Matters	57th Street will provide all applicable disclosure
Item 15—Acquisition or Disposition of Property	If applicable, 57th Street will provide
Item 16—Restatement of Accounts	If applicable, 57th Street will provide
Item 17—Action with respect to Reports	If applicable, 57th Street will provide
Item 18—Matters not required to be Submitted	If applicable, 57th Street will provide
Item 19—Amendment of Charter, Bylaws or Other documents	If applicable, 57th Street will provide
Item 20—Other proposed Action	If applicable, 57th Street will provide
Item 21—Voting procedures	57th Street would propose to provide commensurate disclosure regarding redemptions.
Item 22—General Information required in Investment Company Proxy Statements	Not applicable

57th Street would file its enhanced, proxy-like, tender offer documents under cover of a Schedule TO, and mail the same to its stockholders of record on the filing date, which would start the applicable 20-business day offering period required by Rule 14e-1(a) and the corresponding provision of Rule 13e-4(f)(1)(i). 57th Street would adhere to the tender offer rules, including amending its Schedule TO if and when required by the tender offer rules, including in response to the Staff's comments.

Consistent with other M&A transactions, from the announcement of the proposed business combination and during the period of the tender offer, 57th Street and any advisor or dealer-manager would be actively engaged in scheduling meetings and conference calls with existing investors and prospective new investors to explain the proposed transaction and provide them with the disclosure information filed with the Commission.

Chronology

Based upon the above proposed revisions to its structure, 57th Street would anticipate the below chronology of events:

1. Announcement of business combination on Form 8-K
2. Commencement of tender offer by filing and mailing tender offer materials
3. Meetings held with current and prospective stockholders
4. Review of Schedule TO and comments by Staff
5. Amend Schedule TO and/or extend tender offer period, if necessary, including in response to Staff comments; distribute amended tender offer documents if required
6. Staff informs 57th Street that it has no further comments
7. Tender offer period closes
8. Business combination closes
9. Tender offer closes

* * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions concerning the foregoing, please contact Douglas S. Ellenoff, Esq., Stuart Neuhauser, Esq. or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Ellenoff, Grossman & Schole

Ellenoff Grossman & Schole LLP

cc: Mark D. Klein
Joel Rubinstein, Esq.
Morgan Joseph & Co. Inc.